

INVEST IN **SECOURS.AI**

Empowering Intelligence Elevating Trust

secours.ai   Sheridan, WY 

Highlights

(1)   2019 First Dementia & Self Sovereign Identity Summit - Toronto Canada

(2)   2020 Partnership with Univ. of Waterloo Health Sciences Dept. performing 2 Tech & dementia studies.

(3)   Molecular You BC partnership to create a digital health wallet for Canada Digital Tech Supercluster.

(4) Trust Over IP Foundation - Founding Members

(5) Collaborate w/ Human Colossus Found. & Semantics Working Group to deploy new data science protocols.

(6) KBM Strategies - Gear Up MOU to advance resilient aging and wellness behavior code.

(7) Digital Transparency Lab MOU to deploy Consent Receipt, Guardianship ID, and Privacy protocols.

(8) Oura Ring, NeuroLogix participation in Infusion Clinics deployment project.

Featured Investor

 **Robert HEFFERNAN**
Invested $5,000 ⓘ

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Syndicate Lead
26 years in Chicago's raucous commodity pits has taught me that 'Trust' is the key to success in business and investing. Trust is earned and should be respected. I also know that adversity doesn't build character ...it reveals it.

"I spent 26 years on the floor of the Chicago Mercantile Exchange where "My word is my bond" was the most important attribute for traders. Without trust we have nothing and with it our future will match our dreams. So how do we move humanity forward in an increasingly complex world? I believe Secours.ia is part of that solution and the reason I am investing. "Trust", if it can be the basis for this new data economy, will not only ensure a more transparent and equitable ecosystem, but will allow the power of data to solve our most pressing problems. Think about the target rich environment that this new ecosystem can address and lightbulbs going off turn into flash bulbs at a red carpet event. Data that can be harmonized, permissioned from the client level and shared across platforms will unleash a flurry of innovation and discovery that will solve problems.

Moreover, I am deeply impressed by the exceptional team at Secours.ia and their profound understanding of the pitfalls plaguing the current data economy. Their proposed solution is the culmination of years of dedicated work from their respective backgrounds. I sense a palpable commitment to establishing a seamless, transparent, permissioned data ecosystem that benefits society as a whole, rather than serving the interests of a select few. This holistic vision resonates strongly with me, which further solidified my decision to invest in this endeavor. With the too small to fail project that leads into the Dementia space, Secours.ia will be able to quickly prove out the key benefits of this new dynamic ecosystem. The sky's the limit then. Wouldn't it be nice if your primary Dr. and specialist could easily have your information at their fingertips? Wouldn't it be powerful to share your biometric data already being gathered from your wearables to your personal wellness professional? Wouldn't you like to share your data with meaningful researchers to advance a more resilient aging population? These are all things we can empower with your financial support for Secours.ia."

Our Team



Scott M Warner Founder & CEO

Award-winning Real Estate developer, tech veteran in the film industry serving major studios and Directors such as James Cameron on four consecutive films such as Titanic. Sr. Instr. Mtn Rescue & Outdoor Emerg Care, 35 years in bus. dev/mangt. Two exits.



Jamie Stirling Co-Founder BOD

World expert in SAR, 30-year veteran of the Ontario Provincial Police, serving as Search & Rescue Coordinator executing hundreds of operations each year. He chaired national & provincial SAR bodies, advised on policy, and is an honored Canadian Ranger.



Mike Edwards VP Business Development

Extensive experience in Sales, Operations, and Client Management within healthcare vertical. Adept at forging strategic alliances with C- level executives, driving revenue, market share, and profitability through staff development and strategic planning.



Josephine Krause Project Manager



Josephine Krause Project Manager

Seasoned PM in the management of software development. Specific expertise within digital healthcare innovation & team development. Her MS in Advancing Technology & Communications skills has led successful teams across various applications.



Timothy S. Reiniger Chief Privacy Officer

Licensed attorney in 4 states, Expert in digital services & rights law, authored groundbreaking digital identity & online notary laws in 42 states. American Bar Assoc. Co-Chair of tInsurance Tech & Risk Committee. EU digital policy & EEMA contributor.



Allen Gee MD PhD FAAN Medical Lead

Dr. Gee is a Neurologist with 20+ years in practice, PhD in Psychoneuroimmunology, notable for his work on immune response. He practices at Frontier NeuroHealth in Wyoming, including statewide Telehealth services. Wyoming Health & Living Lab founder.



Jose Maresma Chief Performance Officer

Internationally recognized performance coach with a degree in Psychology. With 30 years of experience, he has established himself as an expert in enhancing human behavior and motivation.



Paul Knowles vChief Data Science Officer

Father of 'Decentralised Semantics,' & the groundbreaking Overlays Capture Architecture (OCA) to revolutionize data harmonization in the Dynamic Data Economy (DDE). A storied 25-year career in Clinical Data Management (CDM) for Roche, Novartis, Amgen.



Alex Cahana MD Advisor

A former Professor in Science, Technology & Health Studies at the University of Washington and has authored over 100 publications. Recipient of multiple professional honors, including the American American Pain Society Centers of Excellence Award.



Mark Lizar Advisor - Consent - Privacy

A recognized sociologist with academic & industry expertise in privacy & surveillance. A pioneer in digital identity management, trust & personal data control. . Co-Chair of the Kantara CISWG WorkGroup, Vice Chair Leadership Council.

Secours.ai - Introducing Sara



Secours.ai
Empowering Intelligence
Elevating Trust
For illustrative purposes only. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Past performance is not indicative of future results.



Data Dilemma

Secours.ai

Secours.ai is a AI, data science and technology company deploying a distributed ecosystem initially targeting public health & safety.

Secours.io is a founding member of the Trust Over IP Foundation, and serves on the advisory board of the Digital Transparency Lab.

The Dilemma of Data

We are witnessing an explosion of captured data points, spawning the collective realization that society's current technological infrastructure is simply not equipped to fully protect personal information or streamline data harmonization.

Complicating matters, the current available systems that house health data are fragmented and centralized, making it difficult to get enough quality data to adequately inform research or enhance wellness, neurohealth or Insurtech services.

Healthcare related data breaches significantly impact seniors and dementia patients, heightening risks of identity theft and compromised personal health information.

Caregivers also face increased challenges in securely managing not only their own sensitive data, but those they care for, adding to the complexities and burdens of their caregiving roles.

A solution is needed, welcome to Secours.ai.

Secours.ai | Trust As A Service

Problem

Every 3 seconds a person is diagnosed with dementia
©2024 Secours.io Inc.
Confidential

Vertical: Digital Health
Use Case: Global Crisis of Dementia

Seniors are the fastest growing population in the world and will stay older longer and run right into the dementia firing range.

Exasperating the crisis, 70% of people will require long term care in their lifetime.

Who is going to take care of them, and at what cost?

The Cost of Care

Today	2030	2050
57 Million	82 Million	152 Million
1.3 Trillion US$	2.8 Trillion US$	4.6 Trillion US$

*https://www.alzint.org/about/dementia-facts-figures/dementia-statistics/
* Wyoming State Aging Plan 2021-2025



ction

Sara™
your best self

Secours introduces Sara, an AI companion in a scalable, interoperable decentralized



digital ecosystem.

Sara acts as a personalized browser, much like Mosaic pioneered web adoption, Sara streamlines secure access to consented personal data and services.



Solution



Consent

Governance

Digital ID

IoT

Guardianship ID

Emergency notification

Data Harmonization

Remote Monitoring

Real Time Data

 Sara
your best self



Digital Ecosystem Features

- Decentralized Digital ID
- Care partner - Guardianship ID
- No Usernames – Passwords
- Data Security – Privacy - Consent
- User Controlled Data
- Data Harmonization
- Cyber Notary
- Digital Ethics & Governance
- AI Driven Nudge Theory & Coaching
- Emergency Notification – Remote Monitoring

* Global privacy compliant GDPR, CCPA (and CPRA), PIPEDA, HIPPA

Transformation

Data Transformation

Sara is a connector to other applications, services, platforms, and devices to migrate and expand consented access to Real World Data advancing AI driven digital health, wellbeing and research.

For digital transformation to fully succeed it will require cryptographic trust at the machine layer and human trust at the business, legal, and social layers.







HIPPA – PIPPA – GDPR Compliant
Secours.ai - Confidential - 2024 ©

B2B2C
Revenue
$12 / Year
For .99 per month per user, services, platforms, devices, IOT can implement additional features, capabilities governance, risk mitigation, and revenue streams at little or no cost.
$3.M
Year One 2025
$12M
Year Two 2026
$26M
Year Three 2027
Initial phase focusing on product deployment, market entry.
Expansion phase with increased user base, market presence.
Rapid growth phase, leveraging AI technology for accelerated revenue cycle.
Secours.ai - Confidential - 2024 ©





"This slide contains forward projections which are not guaranteed."

Sara enables a global horizontal market
Market Opportunity
Secours.ai - Confidential - 2024 ©
HEALTHCARE
WELLNESS
The Sara ecosystem works the same way for virtually any vertical, providing a horizontal marketplace.
$12 TRILLION
The global health, healthcare and personalized medicine market is experiencing unprecedented growth.
*World Economic Forum
$1.5 TRILLION
A rise in both consumer interest and purchasing power presents "tremendous opportunities" in the global wellness market.
*McKinsey Research
$80 BILLION
Integrating AI, the insurance sector has the potential to significantly change the way that risks are underwritten.





Insurtech AI

Moving from simply insuring against risk, to prediction and prevention. Sara serves as a risk mitigation-loss control ecosystem to define new real time actuary, *Global Industry Analysts Inc



Milestones

Milestones



2020 — University of Waterloo, Mitacs
- Build MVP
- Self Sovereign Identity Dementia Community Studies
- First Dementia & SSI Summit - Toronto

2021 — Digital Technology Supercluster, molecular you
- Canada Digital Technology Supercluster
- Digital Health Wallet

2022 — Trust Over IP Foundation
- Trust Over IP Foundation Founding Member

2023 — Human Colossus Foundation
- Evolution of the Trusted Digital Assistance

2024 — Sara your best self
- Come To Market.
- Deployment with first customers



Our Future

The Future of Sara

A strategic plan to other markets:

- **Clinical Trials | Research**
- **FemTech**
- **Public Safety - EMS/SAR**
- **Insurtech**
- **Autism**



EU | SINGAPORE | UAE

First Vertical | Digital health

USE CASE : DIMENTIA

Execution is Everything

The global team of Secours are seasoned veterans, with diverse record of accomplishment and expertise.

Executive Team



Scott Warner
CEO | Chairman | Founder

Accomplished in real estate, film, and tech, he's worked with top studios and icons like James Cameron on major films. With a decade as a Sr. Instructor in mountain rescue for the National Ski Patrol and 35 years in business, he's had successful exits in tech and real estate.



Mike Edwards
VP, Business Development

Extensive experience in Sales, Operations, and Client Management within healthcare vertical. Adept at forging strategic alliances with C-level executives, driving revenue, market share, and profitability through staff development and strategic planning.



Jamie Stirling
Co-Founder | President Secours Ltd | SAR 1

World expert in SAR, 30-year veteran of the Ontario Provincial Police and serving as OPP Search & Rescue Coordinator, he led hundreds of operations across a vast area, chaired provincial search and rescue bodies, advised on policy, and is an honored Canadian Ranger member.



Paul Knowles CDO
Data Science, Semantics

The founding father of 'Decentralised Semantics,' created the groundbreaking Overlays Capture Architecture (OCA) to revolutionize data harmonization in the Dynamic Data Economy (DDE). With a 25-year career in Clinical Data Management (CDM), he has led transformative data integration and semantics projects for top pharmaceutical companies, including Roche, Novartis, GlaxoSmithKline, Amgen, and Pfizer.

The Team



Allen Gee MD PhD FAAN
Medical Lead

Dr. Gee is a Neurologist with 20+ years in practice and a PhD in Psychoneuroimmunology, notable for his work on immune response. He practices at Frontier NeuroHealth in Wyoming, including statewide Telehealth services.



Timothy S. Reiniger- Chief Privacy Officer
Attorney | Legal Cyber Notary | Guardianship ID

Licensed attorney in CA, DC, and ME, An expert in digital services & rights law and authored groundbreaking digital identity and online notary laws. He contributes to EU digital policy and participates in EEMA. American Bar Assoc. Co-Chair-Insurance Technology & Risk Committee.



Josephine Krause MS, PMP, CSPO
Project Management

A seasoned PM in the management of software development. Specific expertise within digital healthcare innovation and team development. Her MS in Advancing Technology and Communications expertise she has led successful teams across various applications.



Alex Cahana, M.D.
DAAPM | FIPP | DPhil

A former Professor in Science, Technology and Health Studies at the University of Washington and author of over 100 publications. A decorated officer in the Israeli Defense Forces,; and University of Washington President's Medal for remarkable leadership, social impact, and public service.



Jose Maresma
Chief Performance Officer

Internationally recognized performance coach with a background in psychology, excels in guiding clients to achieve personal and professional goals through a personalized, evidence-based approach."



Mark Lizar | Consent

Mark is a leading sociologist in privacy and surveillance, and subject matter expert in digital identity, trust, consent and a key figure in the Kantara CISWG and Digital Transparency Lab leading the creation of the Consent Receipt spec.

Seed Round

$1.25M



13%

4%

26%

8%



Seed Round
Go to market to awaiting customers
Expand product development
Execute current deployment initiatives
A-Round Preparation
20%
29%
Product Dev. AI MML
Product Development
Marketing PR Sales
Capital Costs
Customer Success
General Admin
Secours.ai - Confidential - 2024 ©

“This slide contains forward projections which are not guaranteed.”

ETHOS
Sara expands our ethos and manifestation of the humanity of technology, serving as a touchstone for digital ethics, rooting governance in a framework emphasizing human rights, neuro-rights, autonomy and human dignity.
BEYOND DATA
“This ethical dimension is the secret ingredient to designing a technology future that we’d actually like to live in.”
Elizabeth M. Renieris

CONTACT

Secours.io Inc. - USA
30 N Gould St. Ste 4000
Sheridan, WY 82801

Scott Warner CEO
Scott@secours.ai



Disclosure

This Presentation (the "Presentation") contains sensitive business and financial information. The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry of the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of Secours.io Inc. Upon request, the recipient will promptly return all materials received from the Company without retaining any copies thereof, all in accordance with the Confidentiality Agreement.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. The Company makes any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions there from. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts.

In furnishing this Presentation, the Company undertakes no obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, highly speculative and you may lose your entire investment.

This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company. Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company's control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company's business. All communications or inquires relating to the Company or this Presentation should be directed to the representative of Secours.io Inc. © 2024 All rights reserved.